                                                                Exhibit 99(a)(6)

              SUPERIOR COURT OF WASHINGTON IN AND FOR KING COUNTY

NEIL BALDWIN, on behalf of himself and all others similarly situated,

                                  Plaintiff,       No. 00-2-21087-6SEA

      v.                                           CLASS ACTION

PATHOGENESIS CORPORATION, WILBUR H. GANTZ,         COMPLAINT FOR BREACH OF FIDUCIARY DUTY
JOHN L. GORDON, ARTHUR W. NIENHUIS,
TALAT M. OTHMAN, EUGENE L. STEP, JAMES R.
TOBIN, FRED WILPON, ELIZABETH M. GREETHAM,
ALAN R. MEYER, MICHAEL J. MONTGOMERY, and
DOES 1-25, Inclusive,

                                 Defendants.

    Plaintiff, by his attorneys, alleges as follows:

                           I.  SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of PathoGenesis Corporation ("PathoGenesis" or the "Company") common stock against PathoGenesis and its directors arising out of defendants' efforts to complete the sale of PathoGenesis in violation of the fiduciary duties owed to its shareholders.

     2. On August 14, 2000, PathoGenesis announced that Chiron Corporation ("Chiron") had submitted an offer to the PathoGenesis Board to purchase the outstanding shares of PathoGenesis for $38.50 per share (the "Acquisition"), and that PathoGenesis' Board of Directors had agreed to the terms of the $38.50 offer. In pursuing the unlawful plan to cash out PathoGenesis' public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing.

     3. The proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of PathoGenesis on terms preferential to Chiron and to subvert the interests of plaintiff and the other public stockholders of PathoGenesis. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction in the event that the transaction is consummated.

                          II.  JURISDICTION AND VENUE

     4. This Court has jurisdiction over PathoGenesis because PathoGenesis conducts business in Washington and is a citizen of Washington, and has its principal place of business in Seattle, Washington. Likewise, certain of the Individual Defendants, including defendants Gantz, Nienhuis, and Meyer are citizens of Washington. This action is not removable.

     5. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.


                                       1
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                                 III.  PARTIES

     6. Plaintiff Neil Baldwin is a resident and citizen of Manchester, Connecticut and at all times relevant hereto, was a shareholder of PathoGenesis.

     7. Defendant PathoGenesis is a corporation with its principal place of business located in Seattle, Washington. PathoGenesis operates in this County and develops and commercializes drugs to treat chronic infectious diseases particularly serious lung infections, including those common in cystic fibrosis, bronchiectasis and ventilator patients.

     8. Defendant Wilbur H. Gantz ("Gantz") is the Chairman, Chief Executive Officer and President of PathoGenesis.

     9. Defendant John L. Gordon ("Gordon") is a director of PathoGenesis.

    10. Defendant Arthur W. Nienhuis ("Nienhuis") is a director of PathoGenesis.

    11. Defendant Talat M. Othman ("Othman") is a director of PathoGenesis.

    12. Defendant Eugene L. Step ("Step") is a director of PathoGenesis.

    13. Defendant James R. Tobin ("Tobin") is a director of PathoGenesis.

    14. Defendant Fred Wilpon ("Wilpon") is a director of PathoGenesis.

    15. Defendant Elizabeth M. Greetham ("Greetham") is a director of PathoGenesis.

    16. Defendant Alan R. Meyer ("Meyer") is a director and Executive Vice President, Chief Financial Officer of PathoGenesis.

    17. Defendant Michael J. Montgomery ("Montgomery") is a director of PathoGenesis. Montgomery is also a paid consultant of PathoGenesis.

    18. The defendants named above, Gantz, Gordon, Nienhuis, Othman, Step, Tobin, Wilpon, Greetham, Meyer and Montgomery, are sometimes collectively referred to herein as the "Individual Defendants."

    19. The true names and capacities of defendants sued herein under Washington Superior Court Civil Rule 10(a)(1) as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

A.  DEFENDANTS' FIDUCIARY DUTIES

    20. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

        (a) adversely affects the value provided to the corporation's shareholders;

        (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

        (c) contractually prohibits them from complying with their fiduciary duties;

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        (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

        (e) will provide them with preferential treatment at the expense of, or separate from, the public shareholders.

    21. In accordance with their duties of loyalty and good faith, the defendants as directors and/or officers of PathoGenesis are obligated to refrain from:

        (a) participating in any transaction where the directors' or officers' loyalties are divided;

        (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

        (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

    22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of PathoGenesis, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class.

    23. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                         IV.  CLASS ACTION ALLEGATIONS

    24. Plaintiff brings this action pursuant to Rule 23 of the Washington Superior Court Civil Rules on his own behalf and as a class action on behalf of all holders of PathoGenesis stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

    25. This action is properly maintainable as a class action.

    26. The Class is so numerous that joinder of all members is impracticable. According to PathoGenesis' SEC filings, there were more than 16.5 million shares of PathoGenesis common stock outstanding as of May 10, 2000.

    27. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, INTER ALIA, the following:

        (a) whether defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

        (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

        (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

        (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of PathoGenesis;

        (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

        (f) whether the defendants, in bad faith or for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

        (g) whether the Acquisition compensation payable to plaintiff and the Class is unfair and inadequate; and

        (h) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

    28. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interest adverse to the Class.

    29. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

    30. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

    31. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

    32. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                   V.  BACKGROUND TO THE PROPOSED ACQUISITION

    33. On June 5, 2000, PathoGenesis issued a press release entitled "PathoGenesis to Explore Strategic Options." The press release went on to state:

       PathoGenesis Corp. (Nasdaq: PGNS) today announced that it has engaged Goldman, Sachs & Co., and other advisors to explore strategic options for enhancing shareholder value.

       "PathoGenesis continues to be on track to meet Wall Street analysts' current range of expectations for 2000,"(1) said Wilbur H. Gantz, chairman and chief executive officer. "Although we are a small and relatively young biotech company, we are well-capitalized. We have very strong research and development capabilities, in addition to our manufacturing, sales and marketing strengths. We are the world leader in the field of inhaled antibiotic therapy for infectious diseases and have an exciting pipeline. At the same time, we recognize the need to take PathoGenesis to the next level, to further broaden our product line and markets, and to exploit our potential to the fullest."

    34. On June 6, 2000, PathoGenesis issued a press release entitled "U.K. Clinical Trial Confirms Benefits of TOBI. Lung Function Improved for TOBI Patients, Not for Patients Inhaling Colistin." The press release went on to state:

       After just one month on TOBI-Registered Trademark- (tobramycin solution for inhalation), cystic fibrosis patients in a clinical trial in the U.K. had improved lung function, compared with no improvement in patients who received standard treatment with inhaled colistin (Colomycin). The news was announced at the XIIIth International Cystic Fibrosis Congress in Stockholm, Sweden.

       Maintaining lung function is very important to people with cystic fibrosis, said the principal investigator, Professor Margaret Hodson of the Royal Brompton Hospital, London.

       "This is a life-threatening disease for young people," Hodson said. "Life expectancy has increased, but if we can show we can stabilize patients and stop their decline in lung function, any treatment that will do this in the medium- to long-term is one we should be fighting for."

                                    *  *  *

       At four weeks, "intent to treat" data showed a 6.7 percent improvement in FBVI over baseline in TOBI patients, compared with a 0.37 percent improvement in Colomycin patients. Patients in both groups showed a reduction of bacterial density in sputum (phlegm).

       TOBI was approved in the U.K. last December for the long-term management of chronic pulmonary infection due to Pseudomonas aeroginosa in cystic fibrosis patients aged six years and older. The inhaled antibiotic is marketed in the U.K. by PathoGenesis Limited, a subsidiary of PathoGenesis Corp. (Nasdaq: PGNS).

    35. On July 11, 2000, PathoGenesis issued a press release entitled "PathoGenesis Begins Clinical Trial of TOBI and AeroGen's Hand-Held AeroDose-TM-Inhaler. Goal is to Improve Convenience, Reduce TOBI's Delivery Time." The press release went on to state:

       PathoGenesis Corp. (Nasdaq: PGNS) has begun to enroll patients in a Phase I open-level randomized study of TOBI-Registered Trademark- (tobramycin solution for inhalation) using a proprietary inhaler developed by AeroGen, Inc., a privately-held corporation. AeroGen's hand-held, battery-powered AeroDose-TM- inhaler could significantly reduce the time required for a TOBI treatment.

------------------------
    (a) PathoGenesis was then projected TO LOSE $.03 per share for FY 2000. However, by August 2000, defendants were expecting to report a PROFIT.

       "Our goals are to shorten treatment time, improve convenience and compliance, and make TOBI more attractive to patients," said Wilbur H. Gantz, chairman and chief executive officer of PathoGenesis. "This can expand usage of TOBI among cystic fibrosis patients with milder lung disease. In addition, a shorter delivery time can help us develop TOBI for older people with difficult-to-treat lung infections, especially older people with bronchiectasis or chronic bronchitis and lung transplant patients. This initial study is designing to compare the AeroDose inhaler with existing technology for delivering inhaled antibiotics."

    36. On July 18, 2000, PathoGenesis issued a press release entitled "PathoGenesis Corp. Reports Record Revenue for Second Quarter 2000 Company Cites Strong Sales Growth for TOBI in U.S. and International Markets." The press release went on to state:

       PathoGenesis Corp. (Nasdaq: PGNS) today reported results for the second quarter ended June 30, 2000. Quarterly revenues climbed 43 percent to a record $20.4 million from $14.3 million for the second quarter of 1999. The increase was due to broad-based growth in sales of TOBI-Registered Trademark- (tobramycin solution for inhalation), both in the U.S. and internationally. The company reported a net loss of $742,000 or 4 cents per share for the second quarter of 2000, compared with a net loss of $2.5 million or 15 cents per share for the second quarter of 1999.

       "We achieved record sales because of increased TOBI use in the U.S. by people with cystic fibrosis and other serious lung infections, as well as higher TOBI sales in international markets," said Wilbur H. Gantz, chairman and chief executive officer. "TOBI is now approved for sale in five markets outside the U.S., with another 15 approvals pending in Europe.

       "In addition, we are making excellent progress in our research and development programs. In the past few weeks, we began a Phase II clinical trial of TOBI in severe bronchiectasis patients and a Phase I trial of 'next generation' TOBI, which is administered using a convenient portable inhaler developed by AeroGen. We're also moving along our preclinical programs on other inhaled antibiotics. These drug candidates include PA-1806, which we are developing for patients with cystic fibrosis and ventilator-associated pneumonia," Gantz said.

       For the second quarter of 2000, cost of sales was $3.4 million, or 17 percent of sales, versus $2.5 million or 18 percent of sales for the same period of 1999. Research and development costs rose 27 percent to $9.5 million, compared with $7.5 million in the second quarter last year. THE INCREASE WAS DUE IN PART TO MANUFACTURING DEVELOPMENT WORK ON NEXT GENERATION TOBI AND PA-1806, AS WELL AS THE INITIATION OF NEW CLINICAL TRIALS. Selling, general and administrative expenses were $8.7 million for the current quarter, with increased international sales and marketing programs contributing to a 21 percent increase from $7.2 million a year ago.

    37. The sale allows Chiron to obtain a lead drug for combating cystic fibrosis. One leading analyst described the sale as being sold on "attractive terms" for Chiron.

    38. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders results from at least the following:

        (a) The $38.50 price offered to the public shareholders is inadequate.

        (b) The realizable value from growth and the Company's investment into, among other things, the development of next generation TOBI and PA-1806 is far in excess of $38.50 per share. The $38.50 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where PathoGenesis had been valued by the top investment banking firms in the World. For example, Prudential had valued PathoGenesis shares at $40 to $45 per share in a buyout.

    39. THE ACQUISITION IS DESIGNED TO ESSENTIALLY FREEZE PATHOGENESIS' PUBLIC STOCKHOLDERS OUT OF A LARGE PORTION OF THE VALUABLE ASSETS (INCLUDING TOBI AND PA-1806) WHICH HAVE PRODUCED, AND DEFENDANTS EXPECT

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WILL CONTINUE TO PRODUCE, SUBSTANTIAL REVENUE AND EARNINGS, and these assets are being sold for grossly inadequate consideration to Chiron.

    40. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their PathoGenesis shares for just $38.50 per share.

    41. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to MAXIMIZE shareholder value, not structure a preferential deal for themselves.

    42. The director defendants are obligated to maximize the value of PathoGenesis to its shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

    43. By reason of their positions with PathoGenesis, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of PathoGenesis, and especially the true value and expected increased future value of PathoGenesis and its assets (including several drugs, the development of which has served to depress the Company's earnings in past quarters and would have benefited shareholders in the near term as those development costs became fully amortized), which they have not disclosed to PathoGenesis' public stockholders, including, but not limited to, PathoGenesis' expected third quarter 2000 results.

    44. The Board members and advisors identified herein have irremediable positions of conflict and cannot be expected to act in the best interest of PathoGenesis' public stockholders in connection with this proposed Acquisition, as they are beholden to Nienhuis, Meyer and Gantz.

    45. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of PathoGenesis' valuable assets, and future growth in profits and earnings.

    46. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of PathoGenesis' assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

    47. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations:

    - Undertake an appropriate evaluation of PathoGenesis' worth as an acquisition candidate;

    - Act independently so that the interests of PathoGenesis' public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

    - Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of PathoGenesis' public stockholders; and

    - If an acquisition transaction is to go forward, require that it be approved by a majority of PathoGenesis' minority stockholders and require that PathoGenesis' third quarter 2000 results be revealed to the shareholders.

    48. The Individual Defendants have also approved the Acquisition so that it transfers 100% of PathoGenesis' revenues and profits to Chiron and certain of the defendants. By contrast, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

                             FIRST CAUSE OF ACTION
                      CLAIM FOR BREACH OF FIDUCIARY DUTIES

    49. Plaintiff repeats and realleges each allegation set forth herein.

    50. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of PathoGenesis and have acted to put their personal interests ahead of the interests of PathoGenesis shareholders.

    51. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in PathoGenesis.

    52. The Individual Defendants have violated their fiduciary duties by entering into a transaction with PathoGenesis without regard to the fairness of the transaction to PathoGenesis shareholders. Defendant PathoGenesis directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of PathoGenesis stock.

    53. As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of PathoGenesis because, among other reasons:

        (a) they failed to take steps to maximize the value of PathoGenesis to its public shareholders and they took steps to avoid competitive bidding, to cap the price of PathoGenesis' stock and to give the Individual Defendants an unfair advantage, by, among other things, failing to solicit other potential acquirers or alternative transactions;

        (b) they failed to properly value PathoGenesis; and

        (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors' own interrelationships, or connections with the Acquisition.

    54. Because the Individual Defendants dominate and control the business and corporate affairs of PathoGenesis, and are in possession of private corporate information concerning PathoGenesis' assets (including the value of TOBI and PA-1806 and PathoGenesis' third quarter 2000 results), businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of PathoGenesis which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

    55. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

    56. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably damaged in that they have not and will not receive their fair portion of the value of PathoGenesis' assets and business.

    57. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of PathoGenesis' valuable assets and business, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

    58. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

    59. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to PathoGenesis' minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

    60. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

                             VI.  PRAYER FOR RELIEF

    WHEREFORE, plaintiff demands preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

    A. Declaring that this action is properly maintainable as a class action;

    B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

    C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process that is free from conflicts of interest;

    D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of PathoGenesis' shareholders until the process for the sale or auction of the Company is completed;

    E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

    F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

    G. Granting such other and further relief, including equitable relief, as this Court may deem just and proper.

DATED: August 15, 2000.

                                                       HAGENS BERMAN LLP

                                                       By
                                                            -----------------------------------------
                                                            Steve W. Berman, WSBA #12356
                                                            Karl P. Barth, WSBA #22780
                                                       1301 Fifth Avenue, Suite 2900
                                                       Seattle, WA 98101
                                                       (206) 623-7292

                                                       Attorneys for Plaintiff and the Class

                                                       Lori Feldman
                                                       MILBERG WEISS BERSHAD
                                                       HYNES & LERACH LLP
                                                       1001 Fourth Avenue, Suite 3200
                                                       Seattle, WA 98154
                                                       (206) 839-0730

                                                       William S. Lerach
                                                       Darren J. Robbins
                                                       Randall H. Steinmeyer
                                                       MILBERG WEISS BERSHAD
                                                       HYNES & LERACH LLP
                                                       600 West Broadway, Suite 1800
                                                       San Diego, CA 92101
                                                       (619) 231-1058

                                                       Paul J. Geller
                                                       CAULEY & GELLER, LLP
                                                       One Boca Place, Suite 421A
                                                       2255 Glades Road
                                                       Boca Raton, FL 33431
                                                       (561) 750-3000
                                                       Attorneys for Plaintiffs

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